UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                February 6, 2007

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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CRUCELL TO RELEASE 2006 EARNINGS ON TUESDAY, FEBRUARY 13, 2007

PRESS RELEASE

CRUCELL TO RELEASE 2006 EARNINGS ON TUESDAY, FEBRUARY 13, 2007

LEIDEN, THE NETHERLANDS, 31 JANUARY 2007 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL, Swiss Exchange: CRX) today announced that it will release its full-year 2006 financial results on Tuesday, February 13, 2007 at 08:00 Central European Time (CET) (02:00 US Eastern Daylight Time).

At 14:00 CET, Crucell will conduct a conference call open to all which will also be webcast. To participate in the conference call, please call one of the following numbers 10 minutes prior to commencement:

                           1-888 495 6452 FOR THE US;
                         0800 358 5261- FOR THE UK; AND
                      0800 265 85 31 FOR THE NETHERLANDS.

Following a presentation of the results you will be able to ask questions during a question and answer session.

The live audio webcast can be accessed via the homepage of Crucell's website at www.crucell.com, and will be archived and available for replay following the event.


ABOUT CRUCELL
Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases, and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminium-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several Crucell products based on its unique PER.C6(R) production technology. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, Spain, Italy, Sweden, Korea and the US. The Company employs over a 1000 people. For more information, please visit www.crucell.com.


FORWARD-LOOKING STATEMENTS
This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on July 6, 2006, and the section entitled "Risk Factors". The Company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP) and Europe (IFRS).

FOR FURTHER INFORMATION PLEASE CONTACT:

CRUCELL N.V.                        FOR CRUCELL IN THE US:
Leonard Kruimer                     REDINGTON, INC.
Chief Financial Officer             Thomas Redington
Tel. +31-(0)71-524 8722             Tel. +1 212-926-1733
Leonard.Kruimer@crucell.com         tredington@redingtoninc.com

Barbara Mulder
Tel: 31-(0) 71 524 8718
barbara.mulder@crucell.com


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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

   February 6, 2007                               /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer